                                                   -----------------------------
                                                   OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:        3235-0145
                                                   -----------------------------
                                                   Expires:    October 31, 2002
                                                   -----------------------------
                                                   Estimated average burden
                                                   hours per response.......
                                                   14.9
                                                   -----------------------------


                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.     6   )*
                                         --------


                          Career Education Corporation
________________________________________________________________________________

                               (Name of Issuer)


                    common stock, par value $.01 per share
________________________________________________________________________________

                        (Title of Class of Securities)


                                  141665 10 9
________________________________________________________________________________
                                (CUSIP Number)

                      Charles P. Brissman (312/441-6798)
Heller Equity Capital Corporation, 500 W. Monroe St., Suite 1900, Chicago,
                                Illinois 60661
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 6, 2000
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 12 Pages
                                  No Exhibits

CUSIP No. 141665 10 9                                            Page 2 of 12


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      The Fuji Bank, Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                                   (a) [_]

                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions) not applicable
 4.

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5.
      not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Japan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          none
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             none
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          none
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.

                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      none
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)                                             [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      BK

CUSIP No. 141665 10 9                                            Page 3 of 12


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Fuji America Holdings, Inc. (36-4200926)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                                   (a) [_]

                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions) not applicable
 4.

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5.
      not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          none
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             none
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          none
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.

                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      none
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)                                             [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      HC, CO

CUSIP No. 141665 10 9                                            Page 4 of 12


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Heller Financial, Inc. (36-1208070)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                                   (a) [_]

                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions) not applicable
 4.

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5.
      not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          none
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             none
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          none
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.

                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      none
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)                                             [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      CO

CUSIP No. 141665 10 9                                            Page 5 of 12


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Heller Equity Capital Corporation (13-3055750)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                                   (a) [_]

                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions) not applicable
 4.

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5.
      not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          1,643,514
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             none
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          1,643,514
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.

                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      1,643,514
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)  not applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      8.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      CO

CUSIP No. 141665 10 9                                               Page 6 of 12

                            ADDENDUM TO COVER PAGES
                            -----------------------

     This Amendment Number 6 to Schedule 13D (this "Amendment No. 6") is filed by The Fuji Bank, Limited, a Japanese banking corporation ("Fuji"), Fuji America Holdings, Inc., a Delaware corporation which is a wholly-owned subsidiary of Fuji ("FAHI"), Heller Financial, Inc., a Delaware corporation which is a majority-owned subsidiary of FAHI ("HFI"), and Heller Equity Capital Corporation, a Delaware corporation which is a wholly-owned subsidiary of HFI ("HECC"). On February 3, 1998, Career Education Corporation, a Delaware corporation of which HECC was then the majority stockholder (the "Company"), consummated an initial public offering (the "IPO") of its common stock, par value $.01 per share (the "Common Stock"). In connection with the consummation of the IPO, the Company registered the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"). Consequently, HECC became the owner of in excess of five percent of a class of equity security (the Common Stock) registered under Section 12 of the Act. Accordingly, Fuji, FAHI, HFI and HECC filed a Schedule 13D with respect to the Common Stock (the "Initial
Schedule 13D") electronically with the Securities and Exchange Commission (the "Commission") on February 23, 1998.

     On January 19, 1999, the Company filed with the Commission a Registration Statement on Form S-1 (registration number 333-70747) for a secondary offering (the "1999 Secondary Offering") of the Common Stock in which HECC proposed to sell up to 1,086,937 shares of the Common Stock it then owned. An amendment ("Amendment No. 1") to the Initial Schedule 13D was filed electronically with the Commission on January 17, 1999 in connection with the filing of that registration statement. The registration statement was declared effective by the Commission on March 17, 1999. The Company completed the 1999 Secondary Offering on March 23, 1999, with HECC selling 987,937 shares of Common Stock. An amendment ("Amendment No. 2") to the Initial Schedule 13D (as theretofore amended) was filed electronically with the Commission on March 30, 1999 reflecting that change in HECC's beneficial ownership. On December 8, 1999, HECC awarded 1,500 shares of the Common Stock it then owned to one of its officers as incentive compensation. An amendment ("Amendment No. 3") to the Initial Schedule 13D (as theretofore amended) was filed electronically with the Commission on January 7, 2000 reporting that change in HECC's beneficial ownership.

     On March 29, 2000, the Company filed with the Commission a Registration Statement on Form S-3 (registration number 333-33550) for a secondary offering (the "2000 Secondary Offering") of the Common Stock in which HECC proposed to sell up to 500,000 shares of the Common Stock it then owned. An amendment ("Amendment No. 4") to the Initial Schedule 13D (as theretofore amended) was filed electronically with the Commission on April 4, 2000 in connection with the filing of that registration statement. The registration statement was declared effective by the Commission on May 4, 2000. The Company completed the 2000 Secondary Offering on May 10, 2000, with HECC selling 500,000 shares of Common Stock. An amendment ("Amendment No. 5") to the initial Schedule 13D (as theretofore amended) was filed electronically with the Commission on May 16, 2000 reporting that change in HECC's beneficial ownership.

CUSIP No. 141665 10 9                                               Page 7 of 12

               This Amendment No. 6 is being filed to reflect changes in HECC's beneficial ownership as a result of sales by HECC of 477,500 shares of Common Stock in open market transactions in November and December 2000.

               As was the case with the Initial Schedule 13D and Amendment Nos. 1, 2, 3, 4 and 5, Fuji, FAHI and HFI join HECC in filing this Amendment No. 6 solely because of their status as indirect parent companies (in the cases of Fuji and FAHI) and direct parent company (in the case of HFI) of HECC. Fuji, FAHI and HFI declare that the filing of this Amendment No. 6 is not an admission by Fuji, FAHI or HFI that it is the beneficial owner of any of the Company's securities for purposes of Sections 13(d) or 13(g) of the Act, and Fuji, FAHI and HFI expressly disclaim beneficial ownership of any of the Company's securities.

Item 1.  Security and Issuer
         -------------------
        Item 1 is not amended or supplemented.

Item 2.  Identity and Background
         -----------------------
        Item 2 is not amended or supplemented.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

        Item 3 is amended to read in its entirety as follows:

               Prior to the consummation of the IPO, the Company's authorized capital stock consisted of four classes of common stock and three classes of preferred stock. None of these classes of was registered under Section 12 of the Act. HECC owned shares of two classes of the Company's common stock (as well as warrants to purchase shares of a third class of the Company's common stock) and two classes of the Company's preferred stock. In connection with the consummation of the IPO on February 3, 1998, (a) the Company amended its Amended and Restated Certificate of Incorporation to provide, among other things, for:

               (i) only two classes of authorized capital stock, the Common Stock and a new class of preferred stock;

               (ii) the conversion of all outstanding shares of the Company's common stock into shares of Common Stock at the rate of 9.376061 shares of Common Stock for each share of previously-outstanding common stock; and

CUSIP No. 141665 10 9                                               Page 8 of 12

             (iii) the conversion of all outstanding shares of the Company's preferred stock (including any cumulated or accrued paid-in-kind dividends thereon) into shares of Common Stock at a rate determined by dividing the liquidation value of such shares of preferred stock (including the liquidation value of any cumulated or accrued paid-in-kind dividends thereon) by $16.00 (the initial public offering price of Common Stock),

        (b) all outstanding warrants (other than warrants held by a former lender to the Company) to purchase shares of the Company's previously-existing classes of common stock were exercised for shares of Common Stock and (c) HECC transferred 147,383 shares of Common Stock to certain of its former employees (the transactions described in (a), (b) and (c), collectively, the "Transactions"). The Transactions resulted in HECC's owning 2,549,944 shares of Common Stock. HECC paid no separate consideration for these shares of Common Stock.

               In connection with the consummation of the 1999 Secondary Offering, HECC sold 987,937 shares of the Common Stock it then owned and received net proceeds of $27,074,413.48 in cash. HECC paid a total of $1,575,760.00 in discounts and commissions to the underwriters of the 1999 Secondary Offering.

               In December 1999, HECC awarded 1,500 shares of the Common Stock it then owned to one of its employees as incentive compensation. The employee did not pay, and HECC did not receive, any monetary consideration for the award.

                In connection with the consummation of the 2000 Secondary Offering, HECC sold 500,000 shares of the Common Stock it then owned and received net proceeds of $15,355,000.00. HECC paid a total of $895,000.00 in discounts and commissions to the underwriters of the 2000 Secondary Offering.

               The Company effected a 2-for-1 stock split in August 2000. In November and December 2000, HECC has so far sold a total of 477,500 shares of Common Stock in open market transactions which yielded $15,698,909.36 in gross proceeds to HECC. HECC paid a total of $7,421.48 in brokerage commissions in connection with these transactions.

Item 4.  Purpose of Transaction
         ----------------------
        Item 4 is not amended or supplemented.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

        Subparagraphs (a), (b) and (c) of Item 5 are amended to read in their entirety as follows:

          (a) According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000, the Company had 20,304,992 outstanding shares of Common Stock on November 3, 2000. HECC beneficially owns 1,643,514 shares of Common Stock, or 8.1% of the outstanding Common Stock.

CUSIP No. 141665 10 9                                               Page 9 of 12

          (b) HECC has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, 1,643,514 shares of Common Stock.

          (c) Within the past 60 days, HECC sold a total of 477,500 shares of Common Stock in open market transactions on the Nasdaq National Market pursuant to Rule 144 under the Securities Act of 1933, as amended. The individual sale transactions are summarized below:

-------------------------------------------------------------------------------------
             DATE                   SHARES SOLD                SALE PRICE
=====================================================================================
           11/06/00                     500                    $  33.0625
-------------------------------------------------------------------------------------
           11/06/00                     500                    $   33.375
-------------------------------------------------------------------------------------
           11/06/00                   1,000                    $    33.00
-------------------------------------------------------------------------------------
           11/09/00                   1,000                    $    30.00
-------------------------------------------------------------------------------------
           11/09/00                   1,000                    $   30.125
-------------------------------------------------------------------------------------
           11/09/00                     500                    $    30.25
-------------------------------------------------------------------------------------
           11/09/00                     500                    $    30.75
-------------------------------------------------------------------------------------
           11/09/00                     500                    $    31.25
-------------------------------------------------------------------------------------
           11/09/00                     500                    $   31.375
-------------------------------------------------------------------------------------
           11/09/00                     500                    $    31.75
-------------------------------------------------------------------------------------
           11/09/00                     500                    $   31.875
-------------------------------------------------------------------------------------
           11/09/00                     500                    $    32.00
-------------------------------------------------------------------------------------
           11/10/00                   1,000                    $   31.375
-------------------------------------------------------------------------------------
           11/10/00                     500                    $    32.00
-------------------------------------------------------------------------------------
           11/10/00                     200                    $    31.50
-------------------------------------------------------------------------------------
           11/13/00                   4,100                    $    30.00
-------------------------------------------------------------------------------------
           11/13/00                     500                    $  30.0625
-------------------------------------------------------------------------------------
           11/13/00                     500                    $   30.125
-------------------------------------------------------------------------------------
           11/13/00                   2,000                    $    30.50
-------------------------------------------------------------------------------------
           11/13/00                     500                    $   30.875
-------------------------------------------------------------------------------------
           11/13/00                   1,400                    $    30.75
-------------------------------------------------------------------------------------
           11/13/00                     400                    $    31.00
-------------------------------------------------------------------------------------
           11/13/00                     600                    $  30.8125
-------------------------------------------------------------------------------------
           11/13/00                   1,600                    $  30.6875
-------------------------------------------------------------------------------------
           11/13/00                     200                    $   30.625
-------------------------------------------------------------------------------------
           11/14/00                     900                    $  30.8125
-------------------------------------------------------------------------------------
           11/14/00                     100                    $30.859375
-------------------------------------------------------------------------------------
           11/14/00                   1,500                    $    30.25
-------------------------------------------------------------------------------------
           11/14/00                     700                    $    30.75
-------------------------------------------------------------------------------------
           11/14/00                     700                    $    30.50
-------------------------------------------------------------------------------------
           11/14/00                  13,100                    $    30.00
-------------------------------------------------------------------------------------
           11/14/00                   1,000                    $   30.125
-------------------------------------------------------------------------------------
           11/14/00                   5,200                    $  30.0625
-------------------------------------------------------------------------------------

CUSIP No. 141665 10 9                                              Page 10 of 12

-------------------------------------------------------------------------------------
             DATE                    SHARES SOLD                  SALE PRICE
=====================================================================================
           11/15/00                      2,000                     $   30.00
-------------------------------------------------------------------------------------
           11/15/00                      2,000                     $  30.125
-------------------------------------------------------------------------------------
           11/15/00                     12,800                     $   30.25
-------------------------------------------------------------------------------------
           11/15/00                     12,200                     $   30.50
-------------------------------------------------------------------------------------
           11/15/00                      2,000                     $   30.75
-------------------------------------------------------------------------------------
           11/15/00                        200                     $ 30.4375
-------------------------------------------------------------------------------------
           11/15/00                      8,700                     $  30.375
-------------------------------------------------------------------------------------
           11/15/00                      1,700                     $ 30.0625
-------------------------------------------------------------------------------------
           11/17/00                        200                     $   30.00
-------------------------------------------------------------------------------------
           11/20/00                        900                     $ 30.0625
-------------------------------------------------------------------------------------
           11/20/00                      2,600                     $  30.125
-------------------------------------------------------------------------------------
           11/20/00                      1,000                     $ 30.4375
-------------------------------------------------------------------------------------
           11/20/00                      2,300                     $   30.50
-------------------------------------------------------------------------------------
           11/20/00                        700                     $30.65625
-------------------------------------------------------------------------------------
           11/20/00                      1,000                     $   30.00
-------------------------------------------------------------------------------------
           11/21/00                      3,500                     $ 30.1875
-------------------------------------------------------------------------------------
           11/21/00                      2,500                     $  30.125
-------------------------------------------------------------------------------------
           11/21/00                        500                     $ 30.4375
-------------------------------------------------------------------------------------
           11/21/00                     13,500                     $  30.875
-------------------------------------------------------------------------------------
           11/21/00                     14,000                     $ 30.8125
-------------------------------------------------------------------------------------
           11/21/00                      5,000                     $   31.00
-------------------------------------------------------------------------------------
           11/21/00                      2,500                     $  31.125
-------------------------------------------------------------------------------------
           11/21/00                     10,000                     $   31.25
-------------------------------------------------------------------------------------
           11/22/00                     10,000                     $ 30.9375
-------------------------------------------------------------------------------------
           11/22/00                     25,000                     $  31.125
-------------------------------------------------------------------------------------
           11/22/00                     32,500                     $   31.00
-------------------------------------------------------------------------------------
           11/22/00                      4,000                     $ 31.1875
-------------------------------------------------------------------------------------
           11/24/00                      6,500                     $   32.25
-------------------------------------------------------------------------------------
           11/24/00                      1,000                     $ 32.1875
-------------------------------------------------------------------------------------
           11/27/00                      5,000                     $   32.75
-------------------------------------------------------------------------------------
           11/27/00                      5,000                     $   33.00
-------------------------------------------------------------------------------------
           11/27/00                      5,000                     $  33.375
-------------------------------------------------------------------------------------
           11/27/00                      5,000                     $ 33.0625
-------------------------------------------------------------------------------------
           11/28/00                      5,000                     $   33.25
-------------------------------------------------------------------------------------
           11/28/00                     35,000                     $ 33.1875
-------------------------------------------------------------------------------------
           11/28/00                      5,000                     $  33.125
-------------------------------------------------------------------------------------
           11/28/00                     10,000                     $  33.375
-------------------------------------------------------------------------------------
           11/28/00                     25,000                     $   34.00
-------------------------------------------------------------------------------------
           11/29/00                      2,500                     $   34.00
-------------------------------------------------------------------------------------
           11/29/00                      2,500                     $   34.25
-------------------------------------------------------------------------------------
           11/29/00                      5,000                     $   34.50
-------------------------------------------------------------------------------------

CUSIP No. 141665 10 9                                              Page 11 of 12

-----------------------------------------------------------------------------------------
             DATE                        SHARES SOLD                 SALE PRICE
=========================================================================================
           11/29/00                         5,000                      $ 37.375
-----------------------------------------------------------------------------------------
           11/29/00                         5,000                      $37.9375
-----------------------------------------------------------------------------------------
           11/29/00                         5,000                      $  38.00
-----------------------------------------------------------------------------------------
           11/29/00                         2,500                      $37.8125
-----------------------------------------------------------------------------------------
           11/30/00                        10,000                      $ 37.625
-----------------------------------------------------------------------------------------
           11/30/00                         5,000                      $  37.00
-----------------------------------------------------------------------------------------
           11/30/00                         5,000                      $ 36.375
-----------------------------------------------------------------------------------------
           11/30/00                        10,000                      $  36.00
-----------------------------------------------------------------------------------------
           12/01/00                         5,000                      $ 36.125
-----------------------------------------------------------------------------------------
           12/01/00                         2,500                      $ 35.875
-----------------------------------------------------------------------------------------
           12/01/00                         2,500                      $  35.75
-----------------------------------------------------------------------------------------
           12/01/00                        10,000                      $  34.50
-----------------------------------------------------------------------------------------
           12/01/00                         5,000                      $ 34.375
-----------------------------------------------------------------------------------------
           12/04/00                         5,000                      $  34.50
-----------------------------------------------------------------------------------------
           12/04/00                         5,000                      $ 34.375
-----------------------------------------------------------------------------------------
           12/04/00                        10,000                      $  33.50
-----------------------------------------------------------------------------------------
           12/04/00                         5,000                      $ 33.375
-----------------------------------------------------------------------------------------
           12/04/00                         5,000                      $ 34.125
-----------------------------------------------------------------------------------------
           12/05/00                        20,000                      $ 36.125
-----------------------------------------------------------------------------------------
           12/05/00                         2,500                      $  36.75
-----------------------------------------------------------------------------------------
           12/05/00                         4,500                      $  36.25
-----------------------------------------------------------------------------------------
           12/05/00                         3,000                      $  36.00
-----------------------------------------------------------------------------------------
           12/06/00                        10,000                      $  38.00
-----------------------------------------------------------------------------------------

Item 6.  Contracts, Arrangements, Understandings or Relationship

         With Respect to Securities of the Issuer
         ----------------------------------------

       Item 6 not amended or supplemented.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

       Item 7 not amended or supplemented.



                           [signature page follows]

CUSIP No. 141665 10 9                                              Page 12 of 12

                                   SIGNATURES
                                   ----------

          After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


December 8, 2000              THE FUJI BANK, LIMITED

                              By: /s/ Charles P. Brissman
                                  -----------------------------
                                   Charles P. Brissman
                                   Attorney-in-Fact (under Power of Attorney
                                    filed as Exhibit 5 to the Initial
                                    Schedule 13D)



                              FUJI AMERICA HOLDINGS, INC.

                              By: /s/ Kristin M. Deering
                                  -----------------------------
                                   Kristin M. Deering
                                   Assistant Secretary



                              HELLER FINANCIAL, INC.

                              By: /s/ Thomas B. Lally
                                  -----------------------------
                                   Thomas B. Lally
                                   Executive Vice President



                              HELLER EQUITY CAPITAL CORPORATION

                              By: /s/ Thomas B. Lally
                                  -----------------------------
                                   Thomas B. Lally
                                   President